EXHIBIT 99.1

Lumenis Ltd. Reports Full Year 2012 Financial Results

Yokneam, Israel, March 28, 2013 – Lumenis Ltd., the world's largest medical laser company developing, manufacturing and distributing a broad range of high-end medical lasers and sophisticated energy delivery equipment for surgical, aesthetic and ophthalmic applications, announced its financial results for the year ended December 31, 2012.

2012 Financial Highlights

•	Total Revenues of $248.6 million, increased by 0.7% or $1.6 million from $247.0 million in 2011.
•	GAAP operating income increased by 72% to $9.3 million compared to $5.4 million in 2011.
•	Non–GAAP operating income of $13.0 million compared to $7.6 million in 2011, up by $5.4 million (71%).
•	Net income on a GAAP basis for 2012 was up by $6.3 million to $7.0 million, compared to net income of $0.7 million in 2011.
•	Non-GAAP net income was up by $7.9 million to $9.8 million compared to $1.9 million in 2011.
•	Positive cash flow from operations improved to $7.0 million compared to $4.2 million in 2011.
•	Cash, cash equivalents and short term bank deposits as of December 31, 2012, totaled $27.1 million, compared to $38.5 million as of December 31, 2011 following repayment of $15.1 million of bank loan.
•
Outstanding principal bank debt was $73.9 million at year end 2012, compared to $89.0 million in 2011. Total debt net of Cash, cash equivalents and short term bank deposits as of December 31, 2012, totaled $46.8 million, compared to $50.5 million as of December 31, 2011.

“During 2012, we focused on improved execution, and indeed, our efforts bore fruits as exhibited in significantly higher gross margin reaching 50%, and so did our profitability and cash flow from operations," said Ms. Ozer-Armon, CEO of Lumenis. "As we continued our expansion in the emerging markets, we maintained the strong growth in China/APAC region with 24% year-over-year growth. The confidence in our products continues to build, with Lumenis’ Surgical business growing by 7% in 2012,” concluded Ms. Ozer-Armon.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with United States generally accepted accounting principles, or GAAP, Lumenis uses non-GAAP measures of operating income, net income and earnings per share, which consist of GAAP financial measures adjusted to exclude stock-based compensation charges in accordance with ASC Topic 718, amortization of acquired intangible assets, restructuring and related charges, legal settlements net of associated legal costs, and other non-recurring items. Lumenis’ management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Lumenis’ ongoing core operating results.  Our management regularly uses the non-GAAP measures in planning, forecasting, understanding and evaluating the business and decision making.  We believe that these financial non-GAAP measures are useful for the investor as a measure of the ongoing performance of Lumenis’ business.  The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release.

Availability of Form 20-F
Lumenis’ annual Report on Form 20-F for the year ended December 31, 2012 is available from the Securities and Exchange Commission’s website at www.sec.gov as well as under the Investor Relations section of Lumenis’ website at www.lumenis.com.  Shareholders may receive a copy of the report free of charge upon request.

About Lumenis
Lumenis, the world's largest medical laser company, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, aesthetic and ophthalmic applications, with more than 900 employees worldwide. Lumenis has 265 registered patents, over 260 FDA clearances, an installed base of over 80,000 systems, and a presence in over 80 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers.  The name Lumenis is derived from the Latin words meaning "Light of Life" highlighting the light, which is the basis of our technologies, used to enhance life. For more information about Lumenis and its products, please visit: www.lumenis.com.

For further information contact:
Ophir Yakovian
Chief Financial Officer
Tel: +972-4-9599333
ophir.yakovian@lumenis.com

Lumenis® and the Lumenis logo are trademarks or registered trademarks of Lumenis Ltd.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors,” as well in our reports on Form 6-K, filed with the Securities and Exchange Commission

LUMENIS LTD
CONDENSED US GAAP STATEMENT OF OPERATIONS
U.S. dollars in thousands (except per share data)
(Audited)

	Year Ended December 31
	2012	2011

Sales
Product	$198,811		$199,714
Service	49,779		47,268
Total sales	248,590		246,982

Cost of sales
Product	97,150		106,240
Sevice	28,174		28,226
Total cost of sales	125,324		134,466
Gross profit	123,266		112,516

Operating expenses:
Research and development, net	18,497		16,526
Selling and marketing	75,010		72,891
General and administrative	20,446		16,912
Legal settlement, net	-		766

Total Operating expenses	113,953		107,095
Operating Income	9,313		5,421

Financial expenses, net	1,464		3,725

Tax expenses (income)	852		1,006

Net Income	$6,997		$690

Basic and diluted net earnings per share	$0.03	$	*) -
*) Less than $0.01

LUMENIS LTD

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Audited)

	December 31,	December 31,
	2012	2011
ASSETS
Cash and cash equivalents	$27,103	$31,023
Short-term bank deposits	-	7,475
Trade receivables	40,179	41,527
Other accounts receivable	10,638	8,293
Inventories	35,002	48,284

Total current Assets	112,922	136,602

Severance pay fund	3,510	3,454

FINISHED GOODS USED IN OPERATIONS	3,790	3,638

PROPERTY AND EQUIPMENT, NET	7,594	6,194

GOODWILL	50,217	50,217

OTHER ASSETS	7,090	7,462

TOTAL ASSETS	$185,123	$207,567

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES

Current maturities of long term debt	$13,002	$17,730
Trade payables	15,187	30,159
Other accounts payable and accrued expenses	36,371	37,330
Deferred revenues and advance from customers	18,007	18,245

Total current liabilities	82,567	103,464

ACCRUED SEVERANCE PAY	8,956	9,329

OTHER LONG TERM LIABILITIES	16,742	14,591

DEFERRED REVENUES	7,553	8,070

LONG TERM DEBT	69,503	82,714

TOTAL LIABILITIES	185,321	218,168

SHAREHOLDERS' EQUITY (DEFICIENCY)	(198)	(10,601)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$185,123	$207,567

LUMENIS LTD

Reconciliation of GAAP to Non-GAAP Measures
U.S. dollars in thousands
(Unaudited)

	Year Ended December 31
	2012	2011

GAAP gross profit	$123,266	$112,516

Stock-based compensation	127
One time expenses	282	104
Non-GAAP gross profit	$123,675	$112,620

GAAP Operating expenses	$113,953	$107,095
Stock-based compensation:
Research and development, net	(189)	(186)
Selling and marketing	(385)	(249)
General and administrative	(2,584)	(208)
Amortization of intangibles:
General and administrative	-	(397)
Legal and other:
General and administrative	(101)	(1,032)
Non-GAAP Operating expenses	$110,694	$105,023

GAAP operating income	$9,313	$5,421
Non-GAAP operating income	$12,981	$7,597